EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

CLEAN HARBORS, INC.

Offer to Exchange 75/8% Senior Secured Notes due 2016

Registered under the Securities Act of 1933 for

All Outstanding Unregistered 75/8% Senior Secured Notes due 2016

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands)
Income from operations before income taxes	$36,163	$17,137	$184,477	$61,472	$93,977	$72,238	$52,953
Add (Subtract):
Capitalized interest	(272)	(81)	(541)	(236)	(157)	(1,179)	(682)
Amortization of capitalized interest	182	167	616	567	541	435	294

Fixed charges (see calculation below)	11,410	14,244	35,620	23,511	18,736	22,897	20,259
Income from operations before income taxes as adjusted	$47,483	$31,467	$220,172	$85,314	$113,098	$94,391	$72,824
Fixed charges:
Interest expense, net	$6,478	$6,928	$27,936	$15,999	$8,403	$13,157	$12,447
Interest income	244	102	874	825	623	4,023	3,589
Capitalized interest	272	81	541	236	157	1,179	682
Amortization of capitalized interest	(182)	(167)	(616)	(567)	(541)	(435)	(294)
Preferred stock dividend	—	—	—	—	—	332	314
Portion of operating lease rental expenses deemed to be representative of the interest factor	4,598	7,300	6,885	7,018	5,624	4,641	3,521
Fixed charges	$11,410	$14,244	$35,620	$23,511	$18,736	$22,897	$20,259

Ratio of earnings to fixed charges	4.2x	2.2x	6.2x	3.6x	6.0x	4.1x	3.6x